SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
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                              New York 10036-6522
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                              Fax: (212) 735-2000



                                                     October 22, 2004


Julia E. Griffith, Esq.
Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

             RE:  Orbitz, Inc. Schedule TO-T filed by Cendant
                  Corporation and Robertson Acquisition Corporation on October 6, 2004 (File No. 005-79405)

Dear Ms. Griffith:

         On behalf of Cendant Corporation, a Delaware corporation ("Cendant"), and Robertson Acquisition Corporation, a Delaware corporation and an indirect wholly owned subsidiary of Cendant, and pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder, today we have submitted for filing, via direct electronic transmission, Amendment No. 1 to the above-referenced Schedule TO-T (the "Schedule TO").

         The Schedule TO relates to the offer by Robertson Acquisition Corporation to purchase all the outstanding shares of class A common stock, par value $.001 per share, of Orbitz, Inc., a Delaware corporation ("Orbitz"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 6, 2004 (the "Offer to Purchase"), a copy of which was filed with the Schedule TO as Exhibit (a)(1)(A) thereto. Capitalized terms used herein shall have the meanings assigned to such terms in the Offer to Purchase or the Schedule TO.

         Enclosed for your review, we have provided three courtesy copies of Amendment No. 1 to the Schedule TO. In connection with your comments regarding the Schedule TO, as set forth in your letter dated October 20, 2004, Cendant and Robertson Acquisition Corporation offer the following responses.

Offer to Purchase

General

1. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the filing persons are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

         In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

         o the filing persons are responsible for the adequacy and accuracy of the disclosure in the filings;

         o staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

         o the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

         Response: Cendant and Robertson Acquisition Corporation, the filing persons, acknowledge that:

         o they are responsible for the adequacy and accuracy of the disclosure in the filings;

         o staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

         o they may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Tender Offers, page 11
Terms of the Offer

2. Refer to the last sentence in the last full paragraph on page 13. Revise to state how and when you will notify Orbitz stockholders that Cendant has determined to provide a subsequent offer period. As currently disclosed, Orbitz stockholders may expect to receive notice of a subsequent offer period five business days prior to expiration of the offer.

         Response: We have noted your comment and revised the language of the last sentence of the penultimate paragraph of Section 1 of the Offer to Purchase to make clear that if the Purchaser elects to provide a subsequent offering period, it will notify Orbitz stockholders by a public announcement, not later than 9:00 a.m., New York City time, on the first business day after the Expiration Date.

The Merger Agreement, Stockholder Agreements and Other Agreements, page 35

3. We note that it will be necessary for certain stockholders to obtain bankruptcy court approval for their participation in the offer. Explain what approvals are required, referencing the particular stockholder and the relevant court.

         Response: In response to your comment, to the knowledge of Cendant and Robertson Acquisition Corporation, the only required bankruptcy court approval referred to in Section 13 of the Offer to Purchase in connection with the offer is the approval of the United States Bankruptcy Court for the Northern District of Illinois (Eastern Division) required for the participation of United Air Lines, Inc. ("United"), a stockholder of Orbitz, Inc., in the offer, referred to in the Offer to Purchase, as the "United Bankruptcy Court Approval". We have revised the language of the paragraph captioned "Bankruptcy Court Approval" of Section 13 of the Offer to Purchase to clarify the forgoing. We also describe the requirement of this approval in
Section 15 of the Offer to Purchase. We have revised the penultimate paragraph of Section 15 of the Offer to Purchase to reflect that, on October 15, 2004, the Bankruptcy Court issued an order granting the relief sought in the motion filed on October 1, 2004 by United and its related debtors and debtors-in-possession in connection with the United Bankruptcy Court Approval.

Certain Conditions of the Offers, page 59

4. The statement that the conditions may be waived by Cendant "in whole or in part at any time and from time to time in the sole discretion of Cendant or the Purchaser" implies that conditions may be waived after expiration. Revise the disclosure to clarify that all conditions, other than regulatory approvals, will be satisfied or waived prior to expiration. Please be aware that if you waive a material condition, the offer must remain open for at least five business days after the waiver.

         Response: We have noted your comment and revised the first two sentences of the ultimate paragraph of Section 14 of the Offer to Purchase to make clear that all conditions of the offer, other than regulatory approvals, must be satisfied or waived before the expiration of the offer.

         If you have any questions with respect to the foregoing, please telephone David Fox at (212) 735-2534 or myself at (212) 735-2464.

                                                     Very truly yours,

                                                     /s/ Eran Zupnik

                                                     Eran Zupnik

Enclosures

cc:   Eric J. Bock, Esq., Cendant Corporation
      David Fox, Esq., Skadden, Arps, Slate, Meagher & Flom LLP